SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                  Under the Securities Exchange Act of 1934
                             (Amendment No. 18)*


                             JACOBSON STORES INC.
                               (Name of Issuer)

                          Common Stock, $1 par value
                        (Title of Class of Securities)

                                 469834 10 5
                                (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                        (Continued on following pages)

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CUSIP No. 469834 10 5 13G


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               ROBERT L. ROSENFELD

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]

                                                          (b) [X]
  3     SEC USE ONLY


  4     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States


                      5      SOLE VOTING POWER
NUMBER OF
SHARES                                  21,600
BENEFICIALLY
OWNED BY              6      SHARED VOTING POWER
EACH
REPORTING                          1,094,236.3
PERSON
WITH                  7      SOLE DISPOSITIVE POWER

                                        21,600

                      8      SHARED DISPOSITIVE POWER

                                   1,094,236.3

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,115,836.3

 10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               19.3%

 12     TYPE OF REPORTING PERSON

               IN
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


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                  Under the Securities Exchange Act of 1934



Item 1(a).     Name of Issuer:

                      Jacobson Stores Inc.


Item 1(b).     Address of Issuer's Principal Executive Offices:

                      3333 Sargent Road
                      Jackson, Michigan  49201-8847


Item 2(a).     Name of Person Filing:

                      Robert L. Rosenfeld


Item 2(b).     Residence Address:

                      4535 Fourth Road North
                      Arlington, Virginia  22203-2342


Item 2(c).     Citizenship:

                      United States

Item 2(d).     Title of Class of Securities:

                      Common Stock, $1 par value

Item 2(e).     CUSIP Number:

                      469834 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

                      (Inapplicable)



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


Item 4.        Ownership:

               (a) Amount Beneficially Owned:  1,115,836.3 shares

               (b) Percent of Class:  19.3%

               (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:

                                21,600

                 (ii) shared power to vote or to direct the vote:

                           1,094,236.3*

                (iii) sole power to dispose or to direct the  disposition of:

                                21,600

                 (iv) shared power to dispose or to direct the disposition of:

                           1,094,236.3*

                *Includes 459 shares issuable on conversion of debentures
                 (treated as if converted and subject to a Voting Agreement) and 7,000 stock option shares (treated as if exercised and subject to a Voting Agreement).

                 Pursuant to Rule 13d-4, the undersigned hereby declares that the filing of this statement shall not be construed as an admission that the undersigned is, for the purposes of
                 Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the following securities covered by this statement:

                 742,200.7 shares of a total of 1,094,236.3 shares subject to a Voting and Transfer Restriction Agreement, effective December 31, 1990, among Robert L., David A., and Mark K. Rosenfeld, and the wife of each of them; and 21,600 shares held by the undersigned as Trustee of various trusts for the benefit of the issue of David A. Rosenfeld and the issue of Mark K. Rosenfeld; being a total of 763,800.7 shares for which beneficial ownership is disclaimed.

Item 5.          Ownership of Five Percent or Less of a Class.

                    (Inapplicable)



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


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                     The following persons have the right to receive
               dividends from, or the proceeds from the sale of, the following securities referred to in this statement (refer to answer to Item 4):

                 763,800.7 shares: David A. Rosenfeld, Mark K. Rosenfeld, and the wife and issue of each of them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     (Inapplicable)


Item 8.        Identification and Classification of Members of the Group.

                     (Inapplicable)


Item 9.        Notice of Dissolution of Group.

                     (Inapplicable)


Item 10.       Certification.

                     (Inapplicable)



                                  Signature


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 6, 1997



                                               /s/  Robert L. Rosenfeld
                                                    -------------------
                                                    Robert L. Rosenfeld

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